Exhibit 97
Adams Resources & Energy, Inc.
Incentive Compensation Recoupment Policy

1. Recovery of Excess Incentive Compensation. If Adams Resources & Energy, Inc. (the “Company”) is required to prepare a Restatement, the Company’s Board of Directors (the “Board”) shall, unless the Board’s Compensation Committee determines it to be Impracticable, take reasonably prompt action to recover all Recoverable Compensation from any Covered Person, such recovery to be on a “no-fault” basis and without regard to whether any misconduct occurred or a Covered Person’s responsibility for the erroneous financial statements. The Company’s obligation to recover Recoverable Compensation is not dependent on if or when the restated financial statements are filed. Subject to applicable law, the Board may seek to recover Recoverable Compensation by requiring a Covered Person to repay such amount to the Company; by adding “holdback” or deferral policies to incentive compensation; by adding post-vesting “holding” or “no transfer” policies to equity awards; by set-off of a Covered Person’s other compensation; by cancellation, in whole or in part, of outstanding equity awards; by reducing future compensation; or by such other means or combination of means as the Board, in its sole discretion, determines to be appropriate. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or off-set against any Covered Person that may be available under applicable law or otherwise (whether implemented prior to or after adoption of this Policy).

2. Administration of Policy. The Board shall have full authority to administer, amend or terminate this Policy. The Board shall, subject to the provisions of this Policy, make such determinations and interpretations and take such actions in connection with this Policy as it deems necessary, appropriate or advisable. All determinations and interpretations made by the Board shall be final, binding and conclusive. The Board may delegate any of its powers under this Policy to the Compensation Committee of the Board or any subcommittee or delegate thereof.

3. Acknowledgement by Executive Officers. The Board shall provide notice to and seek written acknowledgement of this Policy from each Executive Officer; provided, that the failure to provide such notice or obtain such acknowledgement shall have no impact on the applicability or enforceability of this Policy.

4. No Indemnification. Notwithstanding the terms of any of the Company’s organizational documents, any corporate policy or any contract, no Covered Person shall be indemnified against the loss of any Recoverable Compensation, including any taxes paid on such Recoverable Compensation, nor may the Company purchase, or cause to be purchased, insurance for any Covered Person against the loss of any Recoverable Compensation or pay or reimburse any Covered Person for insurance premiums paid by or on behalf of the Covered Person for insurance purchased against the loss of Recoverable Compensation.

5. Disclosures. The Company shall make all disclosures and filings with respect to this Policy and maintain all documents and records that are required by the applicable rules and forms of the SEC (including, without limitation, Rule 10D-1 promulgated under the Exchange Act) and any applicable Exchange listing standard (including, without limitation, Section 811 of the NYSE American Company Guide).

6. Definitions. In addition to terms otherwise defined in this Policy, the following terms, when used in this Policy, shall have the following meanings:

“Applicable Period” means the three completed fiscal years preceding the earlier to occur of: (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement; or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. To the extent required under Section 811 of the NYSE American Company Guide or other Exchange listing standard, the Applicable Period also includes any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years.

“Covered Person” means any person who receives Recoverable Compensation.

“Exchange” means any national securities exchange or national securities association on which the Company has a class of securities listed.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company. A person may be deemed an Executive Officer of the Company if the person is employed by one of the Company’s subsidiaries and performs policy-making functions for the Company. The identification of an executive officer for purposes of this Policy shall include each executive officer who is or was identified pursuant to Item 401(b) of Regulation S-K.

“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measures (including “non-GAAP” financial measures, such as those appearing in earnings releases); provided, however, that any such measure need not be presented within the Company’s financial statements or included in a filing made with the SEC. Examples of Financial Reporting Measures include measures based on: revenues, net earnings, operating earnings, pre-tax earnings, financial ratios, EBITDA, liquidity measures (such as free cash flow), return measures (such as return on assets or return on invested capital), profitability of one or more segments, and cost per employee. Stock price and total shareholder return (“TSR”) also are Financial Reporting Measures.

“Impracticable” means, after exercising a normal due process review of all the relevant facts and circumstances and taking all steps required by Exchange Act Rule 10D-1 and any applicable Exchange listing standard, the Compensation Committee determines that recovery of the Recoverable Compensation is impracticable because: (i) it has determined that the direct expense that the Company would pay to a third party to assist in enforcing this Policy and recovering the otherwise Recoverable Compensation would exceed the amount to be recovered;

(ii) it has concluded that the recovery of the Recoverable Compensation would violate home country law adopted prior to November 28, 2022; or (iii) it has determined that the recovery of the Recoverable Compensation would cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to the Company’s employees, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure; however it does not include: (i) base salaries; (ii) discretionary cash bonuses; (iii) awards (either cash or equity) that are based upon subjective, strategic or operational standards; and (iv) equity awards that vest solely based on the passage of time.

“Received” – Incentive-Based Compensation is deemed “Received” in any Company fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.

“Recoverable Compensation” means all Incentive-Based Compensation (calculated on a pre-tax basis) Received on or after October 2, 2023 by a person: (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation; (iii) while the Company had a class of securities listed on an Exchange; and (iv) during the Applicable Period, that exceeded the amount of Incentive-Based Compensation that otherwise would have been Received had the amount been determined based on the Financial Performing Measures, as reflected in the Restatement. With respect to Incentive-Based Compensation based on stock price or TSR, when the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the amount will be based on the Board’s reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation Received by the Covered Person originally was based.

“Restatement” means an accounting restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (often referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (often referred to as a “little r” restatement). A Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; and (v) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure. A Restatement also does not include out-of-period adjustments that are immaterial to both the current and prior periods. The determination of whether the restatement is due to material non-compliance with any financial reporting requirement shall be based on facts and circumstances and existing judicial and administrative interpretations.

“SEC” means the United States Securities and Exchange Commission.

Adopted by the Compensation Committee of the Board of Directors on November 7, 2023.

Adams Resources & Energy, Inc.

Incentive Compensation Recovery Policy Acknowledgement and Agreement

WHEREAS, the Compensation Committee (the “Committee”) of the Board of Directors of Adams Resources & Energy, Inc. (the “Company”) has adopted the Incentive Compensation Recovery Policy (the “Policy”);

WHEREAS, the undersigned executive (the “Covered Executive”) is an Executive Officer as deﬁned in the Policy;

WHEREAS, in consideration of, and as a condition to the receipt of, future cash and equity-based awards, performance-based compensation, and other forms of cash or equity compensation made under the Company’s 2018 Long-Term Incentive Plan (or any successor equity incentive plan), or any other incentive compensation plan or program of the Company, the Covered Executive and the Company are entering into this Agreement; and

WHEREAS, deﬁned terms used but not deﬁned in this Agreement shall have the meanings set forth in the Policy.

NOW, THEREFORE, the Company and the Covered Executive hereby agree as follows:

1.The Covered Executive acknowledges receipt of the Policy, the terms of which are hereby incorporated into this Agreement by reference. The Covered Executive has read and understands the Policy and has had the opportunity to ask questions to the Company regarding the Policy.
2.The Covered Executive hereby acknowledges and agrees that the Policy shall apply to any Incentive-Based Compensation as set forth in the Policy and that all such Incentive-Based Compensation shall be subject to recoupment under the Policy.
3.Any applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation granted to the Covered Executive by the Company shall be deemed to include the restrictions imposed by the Policy and shall incorporate it by reference. In the event of any inconsistency between the provisions of the Policy and the applicable award agreement or other document setting forth the terms and conditions of any Incentive-Based Compensation granted to the Covered Executive, the terms of the Policy shall govern.
4.The Covered Executive hereby acknowledges that, notwithstanding any indemnification agreement or other arrangement between the Company and the Covered Executive or provision of the Company’s Certificate of Incorporation, the Company shall not indemnify the Covered Executive against, or pay the premiums for any insurance policy to cover, losses incurred under the Policy or any expenses that the Covered Executive incurs in opposing the Company’s efforts to recover amounts pursuant to the Policy and the Covered Executive hereby waives any indemniﬁcation, reimbursement or advancement right with respect to such amounts and expenses.
5.This Agreement and the Policy shall survive and continue in full force in accordance with their terms notwithstanding any termination of the Covered Executive’s employment with the Company and its aﬃliates.

6.This Agreement may be executed in two or more counterparts, and by electronic transmission, including execution by DocuSign or similar technology, each of which will be deemed to be an original but all of which, taken together, shall constitute one and the same Agreement.
7.This Agreement shall be governed by the laws of the State of Texas, without reference to principles of conﬂict of laws.
8.No modiﬁcations or amendments of the terms of this Agreement shall be effective unless authorized by the Compensation Committee of the Board of Directors, executed in writing, and signed by the parties or their respective duly authorized agents, and no Covered Executive shall execute any such modification or amendment to which such Covered Executive is party on behalf of the Company. The provisions of this Agreement shall inure to the beneﬁt of, and be binding upon, the successors, administrators, heirs, legal representatives and assigns of the Covered Executive, and the successors and assigns of the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement.

ADAMS RESOURCES & ENERGY, INC.	EXECUTIVE

By:	Signature:
Name:	Print Name:
Title:	Date:
Date: